Exhibit 99.1

THIS PRESS RELEASE AND ANY INFORMATION CONTAINED HEREIN SHALL NOT BE PUBLISHED OR DISTRIBUTED, DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO CANADA, SOUTH AFRICA, AUSTRALIA, JAPAN, OR IN OR INTO ANY JURISDICTION WHERE SUCH PUBLICATION OR DISTRIBUTION WOULD BE PROHIBITED BY APPLICABLE LAW.

JOINT ANNOUNCEMENT

“MFE-MEDIAFOREUROPE” TAKES OFF

•             MFE, a Dutch holding company listed in Milan and Madrid, will be the home of European television

•             The new scale of MFE will allow it to compete on equal footing in a sector increasingly dominated by global companies

•             MFE will remain tax resident in Italy

•             No changes in the operating companies in Italy and Spain as far as operations and tax residency. They will remain in the respective countries

•             Foreseen cost efficiencies and savings between 100-110 million euros by 2023, net present value of around 800 million euros

•             Dividend of 100 million euros and buy-back of up to 280 million euros upon completion of the merger, up to a share price of 3.4 euro per share.

Cologno Monzese — Madrid, 7 June 2019.  The boards of directors of Mediaset S.p.A. (Mediaset) and Mediaset España Comunicación S.A. (Mediaset España) resolved to propose to their respective shareholders the creation of a new parent company by means of a cross-border merger (Merger) of Mediaset and Mediaset España with and into Mediaset Investment N.V. (DutchCo), a wholly-owned direct subsidiary of Mediaset incorporated in the Netherlands, to be renamed “MFE — MEDIAFOREUROPE N.V.” (MFE - MEDIAFOREUROPE or MFE).

Rationale for the Merger and value creation

From a strategic, operational and industrial perspective, the transaction is aimed at creating a pan-European media and entertainment group, with a leading position in its local markets and greater scale to compete and potential to expand further in specific countries across Europe. Combined sustainable capital structure and strong cash flow generation profile provide MFE - MEDIAFOREUROPE with the required firepower to play a pivotal role in the context of a possible future consolidation scenario in the European video media industry.

The creation of a new holding company in the Netherlands represents the perfect and neutral ground for such an ambitious project (as proven by other companies that have adopted the same structure) and constitutes an important step in the development of a fully integrated media powerhouse, which would become a leader in linear and non-linear entertainment, leveraging tech and data to compete on an equal footing in the evolving media space.

On 29 May 2019, Mediaset announced the acquisition of a 9.6% stake in the German broadcaster ProSiebenSat.1 Media, corresponding to up to 9.9% of the voting rights, excluding treasury shares. Mediaset and Mediaset España have been developing a strong relationship with ProSiebenSat.1 in the European Media Alliance (EMA) in the last five years. The goal of this alliance is to develop economies of scale which are crucial for the future of European TV.

In the context of the current constantly developing competitive landscape, internationalization, economies of scale and ability to offer tech enabled products and quality content are becoming the key critical factors in the profitable execution of modern media company strategies.

In particular, the Mediaset and Mediaset España boards of directors believe that this first step enables the following strategic and operational benefits, which can only be achieved through a combined entity run by a single management team with a clear definition of its strategic priorities and value levers:

•                  Scale to compete. Integrated and diversified media company with access to a combined audience of 107mm viewers to better compete with global players. Economies of scale will be generated in key crucial areas such as: (i) audience/reach, (ii) content creation and distribution, (iii) audience data, (iv) AdTech platforms, (v) OTT (AVOD) platforms, and (vi) talent acquisition and attraction;

•                  New business opportunities. Scale and international footprint will create opportunities that cannot be seized today due to the local focus and dimension and ample resources to invest in core business areas, such as creation of a production content house, data collection, Addressable TV, Digital audio, DOOH, Mobile proximity;

•                  Stronger proprietary channel and content portfolio. MFE will have the best content and viewing experience across all platforms (linear and non-linear). It will offer engaging content for viewers thanks to stronger in-house production resources and increased ability to supply content to 3rd parties;

•                  Leaner and more efficient organization. Pan-European consolidation requires a re-engineering of the operational and organization model that will allow cost efficiencies and savings, mainly driven by technological developments. Agile decision making with a leaner organization to adapt to a changing business environment and capture combined growth opportunities;

•                  “Driving the change”. Scale coupled with a pan-European footprint will benefit all stakeholders by increasing bargaining power with suppliers and establishing a first-mover advantage in a consolidating media landscape.

Mediaset and Mediaset España have gone through a very detailed exercise aimed at identifying specific levers out of 6 buckets (content, broadcasting & digital, IT/tech, procurement, G&A expenses, sales house), where a different size and operational model can generate significant cost efficiencies, savings and opportunities.  In this respect, the boards of directors of both companies believe that the Transaction (as defined below) would create cost efficiencies and savings of about Euro 100-110 million (before taxes) in the next 4 years (from 2020 to 2023), representing around Euro 800 million on a net present value basis.

Transaction structure

The proposed transaction consists of the cross-border merger of Mediaset and Mediaset España with and into DutchCo and will be carried out in the context of a single transaction.

As a result of the Merger, DutchCo will be renamed MFE - MEDIAFOREUROPE and MFE will be the parent company of the group acquiring all assets and assuming all liabilities and other legal relationships of Mediaset and Mediaset España, which consequently will cease to exist as standalone entities.

As a consequence of the Merger:

•                  Each Mediaset shareholder, including the depositary bank under the Mediaset American Depositary Receipts programme, will receive 1 MFE share for each Mediaset share owned.

•                  Each Mediaset España shareholder (other than Mediaset, as the shares held in Mediaset España will be cancelled by operation of law) will receive 2.33 MFE ordinary shares for each Mediaset España share owned.

•                  The treasury shares held by Mediaset and Mediaset España as of the Merger effective date (which today represent approximately 3.73% and 4.36%, respectively, of the share capital) will not be exchanged and will be cancelled on the effective date of the Merger.

•                  MFE ordinary shares will be listed on the Mercato Telematico Azionario, organized and managed by Borsa Italiana, and on the Spanish Stock Exchanges, organized and managed by BME (Bolsas y Mercados Españoles, Sociedad Holding de Mercados y Sistemas Financieros, S.A.U.).

•                  MFE will be tax-resident in Italy.

•                  The Merger will be preceded by the Preliminary Reorganizations. Upon the completion of the Preliminary Reorganizations all the operating activities will remain in Italy and Spain, respectively, and the Italian and Spanish operating companies will remain tax resident in Italy and Spain, respectively.

•                  MFE will adopt a loyalty voting structure designed to foster long-term share ownership.

With reference to Mediaset España, in accordance with the best corporate governance practices under Spanish law, the board of directors entrusted the analysis and negotiation of the envisaged transaction to a merger committee composed of three independent members and the only “other external” member of the Mediaset España board of directors. The proprietary and executive directors of Mediaset España have therefore abstained from participating in the whole process.

Conditions Precedent to the Merger

The Merger will be subject to the approval of the shareholders of each of Mediaset and Mediaset España and the satisfaction of a limited number of conditions precedent, including: (i) the amount of cash, if any, to be paid by Mediaset and by Mediaset España to, respectively, Mediaset and Mediaset España shareholders exercising withdrawal rights and/or to creditors of Mediaset and Mediaset España exercising their creditor opposition rights, shall not exceed in the aggregate Euro 180 million (Cap Amount), in line with similar previous transactions; (ii) the relevant regulatory approvals shall have been obtained and (iii) the MFE — MEDIAFOREUROPE shares, which are to be issued and allotted to Mediaset and Mediaset España shareholders upon effectiveness of the Merger, shall have been admitted to listing on the Mercato Telematico Azionario.  The admission will also be conditional upon obtaining of the necessary authorizations by the AFM and/or other competent authorities.

The completion of the Merger shall take place only once all conditions precedent to the Merger are satisfied (or waived, as the case may be) and all pre-merger formalities are completed.

Additional Transaction features

Upon completion of the Merger, MFE plans to distribute to all shareholders dividends in a total amount of Euro 100 million.

In addition, after the completion of the Merger, MFE plans to launch a buy-back program for a maximum aggregate amount of Euro 280 million (less the aggregate amount necessary to purchase the withdrawn shares, if any). MFE will buy back shares up to a maximum price per share of Euro 3.4.

In the context of the Transaction, Mediaset España hereby announces the discontinuation on 5 June 2019 of the share buy-back program disclosed by it on 24 January 2019.

In line with the current dividend policy, the following factors will be taken into consideration in connection with MFE’s future dividend policy: group profits, free cash flow generation, any financial or other economic commitments and potential strategic investments. Unless contingent circumstances (including the above) suggest adopting a different policy, the remuneration of the shareholders, through ordinary dividends or other technical forms, will not be lower than 50% of the net consolidated profits in any year.

Governance of MFE - MEDIAFOREUROPE

In addition, from a general corporate governance perspective, apart from establishing a clear growth and consolidation equity story, the transaction will create a well-established, investor-friendly corporate environment that is appreciated and familiar to existing and prospective international investors with a potential positive impact on the liquidity of the shares and further flexibility for potential strategic transactions.

This ambitious and forward-looking project has to be driven by a strong management team with the support of long-term majority shareholders.  For this reason, MFE will adopt a tested loyalty voting structure, which has been well received by investors in similar transactions and is designed to foster the development and continued involvement of a core base of long-term shareholders in a manner that reinforces the group’s stability, by granting Special Voting Shares to long-term MFE shareholders.

MFE will have a one-tier board, consisting of 14 directors, of which Pier Silvio Berlusconi, Marco Giordani, Gina Nieri, Niccolo’ Querci, Stefano Sala and Paolo Vasile are expected to be the initial executive directors, Marina Berlusconi, Fedele Confalonieri and Danilo Pellegrino are expected to be the initial non-executive directors and Marina Brogi, Consuelo Crespo Bofil, Francesca Mariotti, Borja Prado Eulate and Carlo Secchi are expected to be the initial non-executive independent directors. On or about the effective date of the Merger, it is expected that the new board of directors of MFE will establish an audit committee and a compensation and nominating committee from its members in accordance with the Dutch corporate governance code.

From a shareholdings perspective, upon completion of the Merger and assuming that no shareholder exercises withdrawal rights and assuming the cancellation of Mediaset and Mediaset España treasury shares held and that MFE will hold 5,000,000 treasury shares at the Merger effective date (on the basis of the data and information available as of today), (i) Fininvest S.p.A. would hold MFE ordinary shares amounting to 35.43% of the outstanding share capital, (ii) Simon Fiduciaria S.p.A. would hold MFE ordinary shares amounting to 15.39% of the outstanding share capital and (iii) Vivendi S.A. would hold MFE ordinary shares amounting to 7.71% of the outstanding share capital and (iv) the public market would hold the remaining MFE ordinary shares amounting to 41.47% of the outstanding share capital.

As a consequence of the special voting mechanism, the voting power of a shareholder of MFE will depend on the extent to which the shareholders take part to the special voting structure of MFE.

Withdrawal Rights

Mediaset shareholders who do not vote in favour of the Merger (that is to say, those shareholders who do not attend the meeting or who attend and vote against the proposed resolution or who abstain from voting) will be entitled to exercise their withdrawal rights no later than fifteen days following the registration of the minutes of the Mediaset EGM (as defined below) with the Companies’ Register of Milan.  The price payable to shareholders of Mediaset exercising their right of withdrawal is equal to Euro 2.770 per share, as calculated pursuant to applicable law.

Mediaset España shareholders who vote against the Merger will be entitled to exercise their withdrawal rights within one month following the publication in the BORME of the approval of the Merger by the Mediaset España GSM (as defined below), by means of a written notice to the depositary with which the withdrawing shareholder has its shares deposited.  The price payable to shareholders of Mediaset España exercising their right of withdrawal is equal to Euro 6,5444 per share, as calculated pursuant to applicable law.

Preliminary Reorganizations

The Merger is part of a broader transaction (the Transaction) which also envisages the following reorganizations, approved by the boards of directors of Mediaset and Mediaset España today, aimed at maintaining substantially unchanged the operations and business activities of Mediaset and Mediaset España, respectively, in Italy and Spain, to be completed prior to the effectiveness of the Merger:

(i)        the transfer by Mediaset of substantially all of its business and certain shareholdings to an Italian wholly-owned direct subsidiary (the Mediaset Reorganization); and

(ii)     the segregation by Mediaset España of all its assets and liabilities, including its shareholdings in other companies, to a Spanish wholly-owned direct subsidiary in consideration for the allotment to Mediaset España of all the shares in such acquiring company (the Mediaset España Segregation and, together with the Mediaset Reorganization, the Preliminary Reorganizations).

The Mediaset España Segregation will be submitted to the approval of the same general shareholders meeting as the Merger.

Following the Preliminary Reorganizations, and at the time of the Merger, Mediaset and Mediaset España will not have any business activities of their own (save for certain financial activities that will remain in Mediaset).

Transaction Timetable

7th June 2019: announcement of the Transaction.

4th September 2019: extraordinary general meeting of shareholders of Mediaset and Mediaset España to approve the Merger, and, in the case of Mediaset España, to approve also the Mediaset España Segregation.

It is envisaged that the Merger (and, therefore, the Transaction) will become effective during the fourth quarter of 2019, subject to the satisfaction — or waiver— of the conditions precedent and fulfilment of all pre-merger formalities.

The documentation required by applicable laws in relation to the Merger (including the Common Merger Plan (as defined below), the explanatory reports prepared by the boards of directors of Mediaset and Mediaset España, the new articles of association of MFE, the terms and conditions for the Special Voting Shares and the independent expert reports on the fairness of the exchange ratios) will be made available to the public within the terms of law.

The transaction announced today supersedes the determinations of the board of directors of Mediaset S.p.A., scheduled for next July 25, on the proposal for the dividend distribution.

Financial advisors

Citigroup Global Markets Ltd (Citi), Banca IMI (Intesa Sanpaolo Group) and Mediobanca acted as financial advisor to Mediaset, and J.P. Morgan Securities plc (JP Morgan) as financial advisor to Mediaset España. Citigroup Global Markets Ltd and J.P. Morgan Securities plc each have provided, respectively, to the board of directors of Mediaset and Mediaset España, an opinion, each as of 7 June 2019, on the basis of and subject to the factors, assumptions, limitations and procedures specified therein, on the fairness from a financial point of view, to the holders of ordinary shares in the capital, respectively, of

Mediaset and of Mediaset España (other than Mediaset S.p.A. and its affiliates), of the relevant exchange ratios, in the proposed Merger. The opinions do not constitute a recommendation as to how any director or shareholder should vote or act with respect to the Merger or any other matter and do not give rights to any third parties other than the respective clients.

DETAILS ON THE TRANSACTION

According to the common merger plan approved by the boards of directors of Mediaset, Mediaset España and DutchCo (the Common Merger Plan), Mediaset and Mediaset España will be merged with and into DutchCo, a company which will thereafter be renamed “MFE — MEDIAFOREUROPE N.V.” (the Merger).

DutchCo, Mediaset and Mediaset España are part of the Mediaset Group.  In particular, (i) DutchCo is a wholly-owned direct subsidiary of Mediaset and (ii) Mediaset España is controlled by Mediaset, which currently owns shares representing approximately 51.63% of Mediaset España’s share capital (and 53.98% of the voting rights, taking into account the treasury shares held by Mediaset España).

The Merger is part of a broader transaction (the Transaction), which also envisages the following reorganizations to be completed prior to the effectiveness of the Merger:

(i)             the transfer by Mediaset of substantially all of its business and certain shareholdings to an Italian wholly-owned direct subsidiary (the Mediaset Reorganization); and

(ii)          the segregation by Mediaset España of all its assets and liabilities, including its shareholdings in other companies, to a Spanish wholly-owned direct subsidiary in consideration for the allotment to Mediaset España of all the shares in such acquiring company (the Mediaset España Segregation and, together with the Mediaset Reorganization, the Preliminary Reorganizations).

Completion of the Mediaset España Segregation is conditional upon the obtaining of the relevant regulatory authorization of the Spanish State Secretariat for the Digital Advance (Secretarìa de Estado para el Avance Digital — the SEAD).

With reference to Mediaset, as a result of the Merger — which is subject to the approval of the extraordinary general meeting of shareholders of Mediaset (the EGM) — all Mediaset shares will be cancelled and MFE will issue and allot 1 MFE ordinary share (each having a nominal value of Euro 0.01) for each Mediaset share held by the relevant shareholders, including the depositary bank under the Mediaset American Depositary Receipts program. Each holder of American Depositary Receipts (ADRs) representing Mediaset shares will receive such number of MFE ADRs representing MFE ordinary shares as results from the above exchange ratio.

With reference to Mediaset España, as a result of the Merger — which is subject to the approval of the general shareholders’ meeting of Mediaset España (the GSM) — all Mediaset España shares will be cancelled and MFE will issue and allot 2.33 MFE ordinary shares (each having a nominal value of Euro 0.01) for each Mediaset España share held.

Each MFE ordinary share will grant 1 voting right.  MFE ordinary shares will be listed on the Mercato Telematico Azionario, organized and managed by Borsa Italiana S.p.A. (Mercato Telematico Azionario) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia, which are organized and managed by their respective managing companies of the stock exchanges (sociedades rectoras de las bolsas de valores) (the Spanish Stock Exchanges), for their trading through the SIBE (Sistema de Interconexión Bursátil Español).

The Common Merger Plan will be submitted for approval to the Mediaset EGM and to the Mediaset España GSM, respectively, to be held on 4 September 2019. Likewise, at the same GSM, the Segregation plan will be submitted for approval by Mediaset España shareholders.

Further information on the Mediaset EGM will be made available in the notice to call the Mediaset EGM, which will be published on the corporate website of Mediaset, at www.mediaset.it; an excerpt notice will be published on the newspaper “IlSole24Ore”.

Further information on the Mediaset España GSM will be made available in the notice to call the Mediaset España GSM, which will be published on (i) the corporate website of Mediaset España, at www.telecinco.es; (ii) the Official Gazette of the Spanish Commercial Registry (Boletín Oficial del Registro Mercantil — BORME) and (iii) the website of the Spanish National Securities Market Commission (Comisión Nacional del Mercado de Valores — CNMV), at www.cnmv.es.

Loyalty voting structure — Special Voting Shares

MFE — MEDIAFOREUROPE will adopt a loyalty voting structure designed to foster the development and continued involvement of a core base of long-term shareholders in a manner that reinforces the group’s stability, by granting to long-term MFE shareholders Special Voting Shares, to which multiple voting rights are attached, in addition to the voting rights associated with the MFE ordinary shares that they hold.

According to the special-voting structure:

(a)             Entitlement to 3 voting rights. Allotment of Special Voting Shares A

(i)                 Initial Allotment: thirty calendar days after the effective date of the Merger, those Mediaset and Mediaset España shareholders who have so requested prior to, respectively, the Mediaset EGM and the Mediaset España GSM, and held the shares until the Initial Allocation Date A (as defined below), will be entitled to 3 voting rights for each MFE ordinary share held. For this purpose, on the day falling thirty calendar days after the effective date of the Merger (the Initial Allocation Date A), MFE will issue special voting shares attaching 2 voting rights each, having a nominal value of Euro 0.02 (Special Voting Shares A) and allot such Special Voting Shares A to those eligible Mediaset and Mediaset España shareholders.

(ii)              Subsequent Allotment: as an alternative to the Initial Allotment procedure, as described under (i), after three years of uninterrupted ownership as well as uninterrupted registration of MFE ordinary shares in a special register, shareholders of MFE will be entitled to 3 voting rights for each MFE ordinary share held. For this purpose, MFE will issue Special Voting Shares A. On the day falling three years after the registration of the MFE ordinary shares in a special register (the Subsequent Allocation Date A), such Special Voting Shares A will be allotted to those eligible MFE shareholders.

(b)             Entitlement to 5 voting rights. Allotment of Special Voting Shares B

After two years of uninterrupted ownership of Special Voting Shares A — as well as of uninterrupted registration in a special register of the MFE ordinary shares for which such Special Voting Shares A have been allotted — shareholders of MFE will be entitled to 5 voting rights for each MFE ordinary share held. For this purpose, each Special Voting Share A held will be converted into one special voting share B attaching 4 voting rights, having a nominal value of Euro 0.04 (Special Voting Shares B). On the day falling two years after the date of allotment of Special Voting Shares A — whether it be the Initial Allocation Date A or the Subsequent Allocation Date A, as the case may be — such Special Voting Shares B will be acquired by those eligible MFE shareholders by way of conversion of the Special Voting Shares A already held.

(c)              Entitlement to 10 voting rights. Allotment of Special Voting Shares C

After three years of uninterrupted ownership of Special Voting Shares B — as well as uninterrupted registration in a special register of the MFE ordinary shares for which such Special Voting Shares B have been allotted — shareholders of MFE will be entitled to 10 voting rights for each MFE ordinary share held. For this purpose, each Special Voting Share B held will be converted into one special voting share C attaching 9 voting rights, having a nominal value of Euro 0.09 (Special Voting Shares C). On the day falling three years after the date of allotment of Special Voting Shares B, such Special Voting Shares C will be acquired by those eligible MFE shareholders by way of conversion of the Special Voting Shares B already held.

Special Voting Shares A, Special Voting Shares B and Special Voting Shares C are collectively referred to as Special Voting Shares.

Special Voting Shares will not be tradable on the Mercato Telematico Azionario or on the Spanish Stock Exchanges and will have only minimal economic entitlements.

Whilst MFE ordinary shares are freely transferrable, Special Voting Shares may not be transferred to third parties (except in very limited circumstances). In order to transfer the “qualifying ordinary shares” (i.e. MFE ordinary shares with respect to which Special Voting Shares are allocated) or the “initial electing ordinary shares” / “electing ordinary shares” (i.e. MFE ordinary shares registered in the loyalty register for the purpose of becoming qualifying ordinary shares) the relevant shareholder will have to request the de-registration from the special register of its “qualifying ordinary shares” or of its “initial electing ordinary shares” / “electing ordinary shares”, as the case may be; after such de-registration, the relevant MFE ordinary shares will cease to be “qualifying ordinary shares” or “initial electing ordinary shares” / “electing ordinary shares” and shall be freely transferable. The Special Voting Shares must be surrendered when the “qualifying ordinary shares” are transferred (except in limited specified circumstances) and when a change of control over that shareholder occurs.

Holders of Mediaset and Mediaset España shares who wish to receive Special Voting Shares A on the Initial Allocation Date A (as described at (a)(i) above) are required to:

(i)                           transmit an election form (the Initial Election Form), which will be made available on the corporate website of Mediaset (www.mediaset.it) and Mediaset España (www.telecinco.es), duly filled in and signed, to their respective depositary intermediary in order for the latter to procure that the Initial Election Form is received by Mediaset or by Mediaset España (as the case may be) during the period starting from 15 July 2019 but no later than 26 August 2019 (i.e. the seventh business day prior to the Mediaset EGM and the Mediaset España GSM convened to approve the Merger); and

(ii)                        continuously own their Mediaset or Mediaset España shares (as well as the MFE ordinary shares received upon completion of the Merger in accordance with the applicable exchange ratio), in relation to which allotment of Special Voting Shares A has been requested, during the period between the day when the Initial Election Form is transmitted to their respective depositary intermediary and the Initial Allocation Date A. In case of transfer of such shares before the Initial Allocation Date A (except in very limited circumstances), the electing shareholder shall lose the right to receive Special Voting Shares A on the Initial Allocation Date A.

Holders of Mediaset and Mediaset España shares who wish to receive Special Voting Shares A on the Initial Allocation Date A are required to follow the “Terms and Conditions for the initial allocation of special voting shares A” which will be made available on the corporate website of Mediaset (www.mediaset.it) and Mediaset España (www.telecinco.es).

Further information on the Special Voting Shares is included in the “Terms and Conditions for Special Voting Shares”.  Such document will be made available on the corporate website of Mediaset (www.mediaset.it) and Mediaset España (www.telecinco.es).

Mediaset and Mediaset España shareholders who exercise their withdrawal right in connection with the resolution to be adopted, respectively, by the Mediaset EGM and Mediaset España GSM shall not be entitled to receive MFE ordinary shares nor, consequently, Special Voting Shares.

Withdrawal rights

Mediaset

Mediaset shareholders who do not vote in favor of the Merger (that is to say, those shareholders who do not attend the meeting or who attend and l vote against the proposed resolution or who abstain from voting) will be entitled to exercise their withdrawal rights no later than fifteen days following the registration of the minutes of the Mediaset EGM with the Companies’ Register of Milan. Information regarding the withdrawal process will be communicated by notice.

The redemption price, payable to Mediaset shareholders exercising their withdrawal rights, is equal to Euro 2.770 per each Mediaset share.  In particular, the redemption price has been determined, pursuant to Article 2437-ter, par. 3, of the Italian civil code, by referring to the arithmetic average of the daily closing prices of Mediaset shares during the six-month period prior to the date of publication of the notice for convening the Mediaset EGM (which will occur tomorrow, 8 June 2019).

The withdrawal price will be paid to those shareholders exercising the withdrawal rights after the effective date of the Merger.  In the interim period, the withdrawing shareholders may not sell or otherwise dispose of any of the shares in respect to which the withdrawal right has been exercised.

Further information on the withdrawal right will be provided pursuant to the applicable provisions of law.

Mediaset España

Mediaset España shareholders who vote against the Merger will be entitled to exercise their withdrawal rights within one month following the publication in the BORME of the approval of the Merger by the Mediaset España GSM, by means of a written notice to the relevant depositaries with which the withdrawing shareholders have their shares deposited. Information regarding the withdrawal process will be communicated by way of a regulatory announcement to be filed with the CNMV.

The redemption price payable to Mediaset España shareholders exercising their withdrawal rights is equal to Euro 6,5444 per each Mediaset España share, which corresponds to the daily volume-weighted average price of Mediaset España shares during the three-month period prior to (and excluding) the date of execution of the Common Merger Plan and the announcement of the Transaction deducting the dividend in the gross amount of €0.31557917 per share of Mediaset España paid on 30 April 2019 from the daily average price for the trading sessions comprised between 7 March and 25 April (both inclusive), where the shares of Mediaset España were traded cum dividend. Mediaset España has designated Banco Santander S.A. as the agent entity for managing the withdrawal procedure (the Agent). The Agent will (i) receive the requests for the exercise of the withdrawal right processed through the corresponding depositaries, (ii) check each of these requests for exercise of the right with the minutes of the Mediaset España GSM approving the Merger, in order to verify the entitlement of the withdrawing shareholder to exercise his or her withdrawal right and whether the withdrawal right is being exercised with respect to a number of shares that does not exceed such number of shares that the withdrawing shareholder is entitled to withdraw, and (iii) notify Mediaset España of the total number of duly withdrawn shares.

The Mediaset España withdrawing shareholders will receive the redemption price through the relevant depositaries before the effective date of the Merger.

Given that the events giving rise to the withdrawal rights will only occur upon completion of the Merger, the effectiveness of the exercise of the withdrawal rights by Mediaset and Mediaset España shareholders — as well as the right to receive the withdrawal price — are conditional upon the satisfaction (or waiver) of the conditions precedent to the Merger and the completion of the same.

Opposition rights

Mediaset

Mediaset creditors, whose claims precede the registration of the Common Merger Plan with the Companies’ Register of Milan, will be entitled to oppose the Merger pursuant to Article 2503 of the Italian civil code within 60 days from the date on which the resolution of the Mediaset EGM is registered with the Companies’ Register of Milan, unless Mediaset has deposited the necessary amounts to satisfy its potential creditors with a bank. Should an opposition to the Merger be made, the competent Court — provided that the risk of prejudice to creditors is deemed ungrounded or adequate guarantees have been given by the company in order to satisfy its opposing creditors — may nonetheless authorize the Merger despite the opposition, pursuant to Article 2503 of the Italian civil code in conjunction with Article 2445 of the Italian civil code.

Mediaset España

Mediaset España creditors whose non-secured credits arose before the publication of the Common Merger Plan on the Mediaset España website and are not due and payable before such date shall be entitled to oppose the Merger, unless their credits are sufficiently secured, within a month after the publication of the resolution of the Mediaset España GSM approving the Merger. Any creditors whose credits are sufficiently secured will not be entitled to oppose the Merger.

If any creditors whose credits meet the above criteria oppose the Merger, Mediaset España will, before completing the Merger, provide sufficient security to the opposing creditors, or alternatively make sure that a credit institution provides a joint and several guarantee to the company for the aggregate amount of the credits held by the opposing creditors.

Conditions precedent

The completion of the Merger is subject to the satisfaction of a limited number of conditions precedent, including (i) the regulatory approval by the SEAD of the transfer — by means of the Mediaset España Segregation — of the audio-visual licenses from Mediaset España to a Spanish wholly-owned direct subsidiary of Mediaset España, (ii) the admission of MFE ordinary shares to listing on the Mercato Telematico Azionario and the issuance of the decision to admit the same to trading and (iii) the absence of material adverse change in the legal, economic, political or financial markets conditions or other extraordinary events that might affect the business or the results of Mediaset and/or Mediaset España and/or the market value of the Mediaset shares and/or Mediaset España and/or that could otherwise materially and negatively affect the Transaction.

It is also a specific condition precedent that the Cap Amount (i.e. the amount of cash, if any, to be paid by Mediaset and by Mediaset España to, respectively, Mediaset and Mediaset España shareholders exercising withdrawal rights and/or to creditors of Mediaset and Mediaset España exercising their creditor opposition rights) shall not exceed in the aggregate Euro 180 million. The actual amount payable to the withdrawing shareholders and opposing creditors will be calculated net of the amount of cash payable in relation to Mediaset shares purchased by Mediaset shareholders or third parties on the market or other third parties pursuant to commitments to purchase such shares.

The assessment of the satisfaction of this condition precedent will require — as regards Mediaset creditors’ opposition — that, at a minimum, the term of 60 days from the date of registration with the Companies’ Register of Milan of the minutes of the Mediaset EGM approving the Merger for creditor opposition has expired.

The assessment of the satisfaction of this condition precedent will also require that the outcome of the sale process of the withdrawn shares, in respect to which withdrawal rights have been exercised, is known.

Mediaset and Mediaset España will provide prompt disclosure as to the satisfaction of the conditions precedent (or the waiver thereof, if applicable).

RELATED PARTY TRANSACTION DISCLOSURE

Mediaset

In accordance with the regulation containing provisions relating to transactions with related-parties approved by Consob with Resolution no. 17221 dated 12 March 2010, as amended and supplemented (the Regulation), Mediaset, Mediaset España and DutchCo are related parties because Mediaset España and DutchCo are subsidiaries of Mediaset which is the controlling shareholder pursuant to Art. 93 of the Legislative Decree no. 58 of February 24, 1998, as amended and supplemented.

The Merger and the Mediaset Reorganization benefit from the exemption set forth by Article 14 of the Regulation and Article 7, let. d) of the “Procedure for transactions with related parties” adopted by Mediaset and published on the website of Mediaset (www.mediaset.it). Pursuant to such exemption, Mediaset will not publish the relevant information document (documento informativo) pursuant to Article 5 of the Regulation.

Mediaset España

Mediaset España and DutchCo are related parties because DutchCo is a wholly-owned subsidiary of Mediaset España’s parent company, Mediaset, and will become the parent company of the successor of Mediaset España pursuant to the Mediaset España Segregation following completion of the Merger.  The board of directors of Mediaset España entrusted the analysis of the envisaged Transaction, the corresponding decision-making process and the preparation of the Common Merger Plan to a merger committee composed of four members: three independent directors and one “other external” member of the board of directors of Mediaset España.  Along the same lines, and following the best corporate governance practices pursuant to Articles 228 and 229 of the Texto refundido de la Ley de Sociedades de Capital, aprobado por el Real Decreto Legislativo 1/2010, de 2 de julio (the Spanish Companies Law), the proprietary and the executive directors of Mediaset España refrained from participating in the discussions, negotiation and voting on the Common Merger Plan, which has therefore been approved with the votes cast by the “other external” and independent directors of the board of directors.

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IMPORTANT INFORMATION FOR INVESTORS AND SHAREHOLDERS

This press release is for informational purposes only and is not intended to and does not constitute an offer or invitation to exchange or sell or solicitation of an offer to subscribe for or buy, or an invitation to exchange, purchase or subscribe for, any securities, any part of the business or assets described herein, or any other interests or the solicitation of any vote or approval in any jurisdiction in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. This press release should not be construed in any manner as a recommendation to any reader of this press release. No offer of securities shall be made.  This press release is not a prospectus, product disclosure statement or other offering document for the purposes of Directive 2003/71/EC of the European Parliament and the Council of 4 November 2003, as amended, in particular, by Directive 2010/73/EC of the European Parliament and the Council of 24 November 2010, as amended and as implemented in each member State of the European Economic Area and under Italian, Spanish and Dutch law.

This press release does not represent an offer to the public in Italy, pursuant to Section 1, letter (t) of Legislative Decree no. 58 of February 24, 1998, as amended and supplemented, nor in Spain, pursuant to article 35.1 of the restated text of the Securities Market Act approved by Royal Legislative Decree 4/2015, dated 23 October. The release, publication or distribution of this press release in certain jurisdictions may be restricted by law, and therefore persons in such jurisdictions into which this press release is released, published or distributed should inform themselves about and observe such restrictions.

Nothing in this press release constitutes an offer of securities for sale in the United States within the meaning of the Securities Act or in any other jurisdiction where it is unlawful to do so, or a solicitation of votes for the general meeting of shareholders described herein. The securities referred to in this press release have not been, and will not be, registered under the Securities Act or the securities laws of any state in the United States, and any representation to the contrary is a violation of law. The securities referred to in this press release may not be offered or sold within the United States or to, or for the account or benefit of, U.S. Persons, both as defined in Regulation S under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state or local securities laws.

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US investors disclaimer

This Transaction is made for the securities of a foreign company.  The Transaction is subject to disclosure requirements of a foreign country that are different from those of the United States.  Financial statements included in the documents, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country.  You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws.  It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than in the Transaction, such as in open market or privately negotiated purchases.

* * *

Forward Looking Statements

This communication contains certain forward-looking statements relating to Mediaset, Mediaset España and the proposed business combination between them. All statements included in this communication concerning activities, events or developments that we expect, believe or anticipate will or may occur in the future are forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and involve known and unknown risks, uncertainties and other factors, including, but not limited to, the following: volatility and deterioration of capital and financial markets, changes in general economic conditions, economic growth and other changes in business conditions, changes in government regulation, uncertainties as to whether the proposed business combination will be consummated, uncertainties as to the timing of the proposed business combination, uncertainties as to how many shareholders will participate in the proposed business combination, the risk that the announcement of the proposed business combination may make it more difficult for Mediaset or Mediaset España to establish or maintain relationships with its employees, suppliers and other business partners, the risk that the businesses of Mediaset or Mediaset España will be adversely impacted during the pendency of the proposed business combination; the risk that the operations of Mediaset or Mediaset España will not be integrated successfully, and other economic, business and competitive factors affecting the businesses of Mediaset and Mediaset España generally, including those set forth in the annual reports for the year ended 31 December 2018 of Mediaset and Mediaset España.

Mediaset and Mediaset España and their affiliates, directors, advisors, employees and representatives, expressly disclaim any liability whatsoever for such forward-looking statements.

These forward-looking statements speak only as of the date of this communication and neither Mediaset nor Mediaset España undertake obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise, except as required by law.  Mediaset and Mediaset España shall not have any obligation to correct any inaccuracies therein or omissions therefrom which may become apparent.

Mediaset	Mediaset España
Department of Communications and Media Relations	Department of Communications and Media Relations
Tel. +39 022514.9301	Tel. 91 395 92 18
Fax +39 022514.9271	e-mail: gabinetedeprensa@mediaset.es
e-mail: direzionecomunicazione@mediaset.it	www.mediaset.es /comunicacion/
www.mediaset.it/corporate/

Investor Relations Department	Investor Relations Department
Tel. +39 022514.7008	Tel. 91 396 67 83
Fax +39 022514.8535	Fax 91 396 66 92
e-mail: investor.relations@mediaset.it	e-mail: inversores@mediaset.es
http://www.mediaset.it/investor	www.mediaset.es